Exhibit  99.1

Acorn International Announces Receipt of Non-binding Proposal to Acquire the Company at

US$19.50 per ADS or US$0.975 per Ordinary Share

SHANGHAI, November 5, 2019 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced that the board of directors of the Company (the “Board”) has received on November 4, 2019 US time a preliminary non-binding proposal letter, dated November 4, 2019 (the “Proposal”), from Mr. Robert W. Roche, Executive Chairman of the Company, to acquire all of the outstanding shares of the Company not already owned by the Buyer Vehicle (as defined below) at US$19.50 per American Depositary Share (the “ADS,” each ADS representing twenty ordinary shares) or US$0.975 per ordinary share in cash, subject to certain conditions. According to the Proposal, it is anticipated that the Buyer Vehicle or its shareholders will control approximately 75% of the outstanding shares of ordinary shares of the Company.

According to the Proposal, Mr. Robert W. Roche will form a transaction vehicle (the “Buyer Vehicle”) for the purpose of pursuing the proposed transaction and will finance the proposed transaction with Buyer Vehicle’s internal resources, or funds from affiliated entities, possibly supplemented by equity funding and/or debt financing. According to the Proposal, there is no definite arrangement in place for such equity or debt financing at this time.

The Board has scheduled a special meeting to consider next steps with respect to the Proposal. No decisions have been made with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be reached or executed, or that this or any other transaction will be approved or consummated.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “potential,” and similar statements. Such statements are based on current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond control, which may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Jacob A. Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com